Exhibit 99.1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of February 6, 2026,

BETWEEN:

BITFARMS LTD., a corporation existing under the laws of the Province of Ontario

(the “Corporation”)

- and –

1576430 B.C. UNLIMITED LIABILITY COMPANY, an unlimited liability company existing under the laws of the Province of British Columbia

(“AcquisitionCo”)

- and -

KEEL INFRASTRUCTURE CORP., a corporation incorporated under the laws of the State of Delaware

(“Keel Infrastructure US”)

RECITALS:

A.	The board of directors of the Corporation has unanimously determined that it would be in the best interests of the Corporation to reorganize its shareholdings pursuant to an arrangement under the Business Corporations Act (Ontario) (the “OBCA”) to effect, among other things, the exchange of each existing common share of the Corporation for one share of common stock of Keel Infrastructure US.

B.	The Corporation intends to propose the Arrangement to its Shareholders under Section 182 of the OBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Schedule A to this Agreement.

C.	The Parties intend that the Arrangement will constitute an exchange of property for stock under Section 351 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), and a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code and Treasury Regulations, and that this Agreement be adopted as a “plan of reorganization” for purposes of Sections 354 and 368 of the Code and the Treasury Regulations thereunder (the “Intended U.S. Tax Treatment”).

D.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing Recitals and for other matters related to the transaction provided for in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“2023 Warrants” means each common share purchase warrant issued on November 28, 2023, pursuant to a private placement, to purchase Corporation Shares that is outstanding and unexercised.

“AcquisitionCo” has the meaning ascribed to it in the preamble.

“Agreement” means this arrangement agreement as it may be amended, supplemented or otherwise modified from time to time.

“April 2025 Warrants” means each common share purchase warrant issued on April 1, 2025 to Macquarie to purchase Corporation Shares that is outstanding and unexercised.

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of this Agreement or Section 5.1 of the Plan of Arrangement, or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting by Shareholders, substantially in the form set out in Schedule B.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York.

“Circular” means the management information circular relating to the Meeting, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time.

“Code” has the meaning ascribed to it in the Recitals.

“Consideration” means one (1) share of Keel Infrastructure US Common Stock per Corporation Share.

“Consideration Shares” means the shares of Keel Infrastructure US Common Stock issued as Consideration.

“Corporation” has the meaning ascribed to it in the preamble.

“Corporation Debentures” means the Corporation’s $588,000,000 aggregate principal amount of 1.375% convertible senior notes due January 15, 2031 issued pursuant to the Indenture.

“Corporation Equity Plans” means the Corporation’s 2021 Long-term Incentive Plan, as amended on March 3, 2022, January 15, 2024 and April 16, 2024, the Corporation’s 2025 Long-term Incentive Plan and Stronghold’s Omnibus Incentive Plan, as amended on January 18, 2023, June 18, 2024 and March 14, 2025.

“Corporation Shares” means the common shares in the capital of the Corporation.

“Corporation Warrantholders” means the holders of Corporation Warrants.

“Corporation Warrants” means the 2023 Warrants, the April 2025 Warrants, the October 2025 Warrants, and the Stronghold Warrants.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means TSX Trust Company or such other Person as the Corporation may appoint to act as depositary in relation to the Arrangement, with the approval of AcquisitionCo and Keel Infrastructure US, each acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.5.

“Effective Time” means 12:01 a.m. (Eastern Daylight Time) on the Effective Date, or such other time as the Corporation, Keel Infrastructure US and AcquisitionCo agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA, after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of Consideration Shares and Replacement Incentive Units issued pursuant to the Arrangement, approving the Arrangement, after hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Incentive Unitholders” means the holders of Incentive Units.

“Incentive Units” means the vested and unvested incentive share purchase options, stock options, restricted share units, restricted stock units, deferred share units and performance share units, in each case, granted under the Corporation Equity Plans.

“Indenture” means the trust indenture dated October 21, 2025 between the Corporation and the Indenture Trustee, governing the terms and conditions of the Corporation Debentures.

“Indenture Trustee” means, together, Computershare Trust Company, N.A. and Computershare Trust Company of Canada.

“Intended U.S. Tax Treatment” has the meaning ascribed to it in the Recitals.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, after the Court having been informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of Consideration Shares and Replacement Incentive Units issued pursuant to the Arrangement.

“Keel Infrastructure US” has the meaning ascribed to it in the preamble.

“Keel Infrastructure US Common Stock” means the common stock, par value U.S.$0.001 per share, of Keel Infrastructure US.

“Law” means, with respect to any Person, any applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Macquarie” means Macquarie Equipment Capital, Inc.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order, to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular.

“NASDAQ” means NASDAQ Stock Market.

“OBCA” has the meaning ascribed to it in the Recitals.

“October 2025 Warrants” means each common share purchase warrant issued on October 24, 2025 to Macquarie to purchase Corporation Shares that is outstanding and unexercised.

“Parties” means the Corporation, Keel Infrastructure US and AcquisitionCo, and “Party” means each of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement proposed under Section 182 of the OBCA, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Replacement Incentive Unit” means, as applicable, a vested or unvested incentive share purchase option, stock option, deferred share unit, restricted share unit, restricted stock unit or performance share unit, in each case, granted in respect of Keel Infrastructure US Common Stock in replacement of an Incentive Unit on the basis set forth in the Plan of Arrangement.

“Section 3(a)(10) Exemption” has the meaning ascribed to it in Section 2.2(i).

“Securityholders” means the Shareholders and the Incentive Unitholders.

“Shareholders” means the registered and/or the beneficial holders of the Corporation Shares, as the context requires.

“Stronghold” means Stronghold Digital Mining, Inc.

“Stronghold Warrants” means each common share purchase warrant issued on March 14, 2025 and March 20, 2025, respectively, pursuant to the Corporation’s acquisition of Stronghold effective as of March 14, 2025, to purchase Corporation Shares that is outstanding and unexercised.

“Supplemental Indenture” means the supplemental indenture to be entered into by Keel Infrastructure US, the Corporation and the Indenture Trustee to evidence that the Corporation Debentures shall become convertible into Keel Infrastructure US Common Stock (subject to the Corporation’s continued right to elect a settlement method under the Indenture).

“Tax Act” means the Income Tax Act (Canada).

“Treasury Regulations” has the meaning ascribed to it in the Recitals.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the U.S. Securities Act of 1933 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. Except where otherwise specified, all sums of money which are referred to in this Agreement are expressed in U.S. dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(f)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(g)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(h)	Time References. References to time are to local time in Toronto, Ontario.

Section 1.3 Schedules

The following schedules are attached to this Agreement and are incorporated by references into this Agreement and form a part thereof:

Schedule A – Form of Plan of Arrangement

Schedule B – Form of Arrangement Resolution

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

(1)	The Parties agree that the Arrangement will be implemented in accordance with the terms of and subject to the conditions contained in this Agreement and the Plan of Arrangement.

(2)	For U.S. federal income tax purposes, the Parties shall report and file all applicable income tax returns consistent with the Intended U.S. Tax Treatment.

(3)	U.S. Securities Law Matters.

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and Replacement Incentive Units to be issued to Securityholders in exchange for their Corporation Shares and Incentive Units pursuant to the Plan of Arrangement will be issued in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out in accordance with the SEC’s Staff Legal Bulletin (SLB) No. 3A (June 18, 2008), including, but not limited to, on the following basis:

(a)	the fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the fairness of the terms and conditions of the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the terms and conditions of the Arrangement to the Securityholders;

(d)	the Parties will ensure that each Securityholder will be given adequate notice advising them of their right to attend the hearing of the Court to approve the fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the Securityholders will be advised that the Consideration Shares and Replacement Incentive Units issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Keel Infrastructure US in reliance on the Section 3(a)(10) Exemption, and that the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of such Replacement Incentive Units (as applicable) and, therefore, the underlying securities issuable upon the exercise of the applicable Replacement Incentive Units, if any, cannot be issued in the United States or to a person in the United States in reliance upon the Section 3(a)(10) Exemption and the applicable Replacement Incentive Units may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

(f)	the Interim Order will specify that each Securityholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance in accordance with the procedures set out in the Interim Order;

(g)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement; and

(h)	the Final Order will expressly state that the Court was advised that the Corporation intends to rely upon the Final Order as a basis of a claim to a Section 3(a)(10) Exemption with respect to the Consideration Shares and Replacement Incentive Units to be issued pursuant to the terms of the Plan of Arrangement and that the Arrangement is approved by the Court.

Section 2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement, the Corporation shall apply, pursuant to the OBCA, and, in cooperation with AcquisitionCo and Keel Infrastructure US, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution shall be the affirmative vote of not less than 66⅔% of the votes cast on such Arrangement Resolution, in person or by proxy, by Shareholders;

(c)	that, in all other respects, the terms, restrictions and conditions of the Corporation’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)	confirmation of the record date for the purposes of determining the Shareholders entitled to receive material and vote at the Meeting in accordance with the Interim Order;

(e)	that the record date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournments or postponements of the Meeting;

(f)	for the grant of Dissent Rights;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that the Meeting may be adjourned or postponed from time to time by the Corporation in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(i)	that it is the intention of the Corporation, Bitfarms and AcquisitionCo to rely on the exemption from registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) with respect to the issuance of Consideration Shares and Replacement Incentive Units, pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

Section 2.3 The Meeting, Circular and Court Proceedings

(1)	The Corporation shall convene and conduct the Meeting in accordance with the Interim Order, the Corporation’s constating documents and Law as soon as reasonably practicable.

(2)	The Corporation shall prepare and complete the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and the Corporation shall, promptly after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Securityholder and other Persons as required by the Interim Order and Law.

(3)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Corporation shall cooperate with AcquisitionCo and Keel Infrastructure US in pursuing the Interim Order and the Final Order.

Section 2.4 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Corporation shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA.

Section 2.5 Effective Date

Subject to the satisfaction, or, where not prohibited, the waiver by the Party or Parties for whose benefit such condition exists, of the conditions set forth in Section 2.9, the Arrangement shall become effective on April 1, 2026 or such other date upon which the Parties agree in writing.

Section 2.6 Keel Infrastructure US Matters

Keel Infrastructure US and the Corporation shall apply to list the Keel Infrastructure US Common Stock under the symbol “KEEL” issuable pursuant to the Arrangement on the TSX and the NASDAQ, and use their commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Keel Infrastructure US Common Stock on the TSX and the NASDAQ. Promptly following the completion of the Arrangement, the Corporation will cause the Corporation Shares currently listed on the NASDAQ and TSX to cease to be traded on the NASDAQ and TSX and to be deregistered under the U.S. Securities Act of 1933 and for Canadian tax purposes will promptly thereafter elect to not be a “public corporation” within the meaning of the Tax Act.

Section 2.7 Corporation Equity Plans

The Parties acknowledge that the outstanding Incentive Units shall be treated as provided under the Plan of Arrangement and shall each take all steps necessary to implement this Section 2.7, including to exercise any discretion provided under, or to the extent required, to amend the Corporation Equity Plans and all other similar equity-based compensation plans.

For greater certainty, the exchange of the Incentive Units for Replacement Incentive Units pursuant to the Plan of Arrangement, governed by Section 7 of the Tax Act, is intended to meet the requirements of subsection 7(1.4) of the Tax Act.

Section 2.8 Withholding Taxes

The Corporation, Keel Infrastructure US, AcquisitionCo and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1 of the Plan of Arrangement), such amounts as the Corporation, Keel Infrastructure US, AcquisitionCo, or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement and shall be treated for all purposes under the Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment under the Plan of Arrangement, the Corporation, Keel Infrastructure US, AcquisitionCo, or the Depositary, as applicable, may sell or otherwise dispose of any portion of the Keel Infrastructure US Common Stock deliverable to such holder as is necessary to provide sufficient funds to enable the Corporation, Keel Infrastructure US, AcquisitionCo, or the Depositary, as applicable, to comply with such deduction and/or withholding requirements. Each of the Corporation, Keel Infrastructure US, AcquisitionCo, and the Depositary, as applicable, shall act in a reasonable manner in respect of any withholding obligation; however, none of the Corporation, Bitfarms, AcquisitionCo, or the Depositary, as applicable, will be liable for any loss arising out of any sale or other disposal of such consideration, including any loss relating to the manner or timing of such sale or other disposal, the prices at which the consideration is sold or otherwise disposed of or otherwise.

Section 2.9 Corporation Debentures and Corporation Warrants

Keel Infrastructure US and the Corporation shall execute, along with the Indenture Trustee, the Supplemental Indenture as contemplated by the Indenture, and such other instruments as contemplated and required by the Indenture.

Following the Effective Date and upon exercise of a Corporation Warrant by a Corporation Warrantholder, Keel Infrastructure US hereby acknowledges and agrees to cooperate with the Corporation and issue Keel Infrastructure US Common Stock as “Alternate Consideration” (as defined in the Corporation Warrants) in accordance with the terms of such Corporation Warrants.

Section 2.10 Conditions Precedent to Completion of the Arrangement

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction of, or mutual waiver by the Corporation, Keel Infrastructure US and AcquisitionCo, on or before the Effective Date of each of the following conditions:

(a)	The Interim Order shall have been obtained in form and substance satisfactory to each of the Corporation, Keel Infrastructure US and AcquisitionCo, each acting reasonably.

(b)	The Arrangement Resolution shall have been approved at the Meeting by Shareholders as required by the Interim Order.

(c)	The Final Order shall have been granted in form and substance satisfactory to the Corporation, Keel Infrastructure US and AcquisitionCo, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Corporation, Keel Infrastructure US or AcquisitionCo, each acting reasonably, on appeal or otherwise.

(d)	All approvals and consents, regulatory or otherwise, which are necessary or advisable in connection with the consummation of the transactions contemplated in this Agreement and in the Plan of Arrangement shall have been obtained (including, without limitation, the conditional approval of the listing of the Keel Infrastructure US Common Stock on the TSX and the approval of the listing of the Keel Infrastructure US Common Stock on the NASDAQ).

(e)	Shareholders shall not have exercised Dissent Rights with respect to that number of Corporation Shares that would make it inadvisable to proceed with the implementation of the Arrangement, as determined by the Corporation in its sole discretion.

(f)	No preliminary or permanent injunction, restraining order, cease trading order or order or decree of any Governmental Entity, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated in this Agreement or in the Plan of Arrangement and no such action, proceeding or order shall, to the best of the knowledge of the Corporation, Keel Infrastructure US or AcquisitionCo be pending or threatened and, without limiting the generality of the foregoing, no Person shall have filed any notice of appeal of the Final Order, and no Person shall have communicated to the Corporation, Keel Infrastructure US or AcquisitionCo, any intention to appeal the Final Order which, in the reasonable opinion of the Corporation, Keel Infrastructure US or AcquisitionCo, would make it inadvisable to proceed with the implementation of the Arrangement.

(g)	This Agreement shall not have been terminated pursuant to Section 3.2.

ARTICLE 3

TERM AND TERMINATION

Section 3.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 3.2 Termination of Agreement

This Agreement may be terminated prior to the Effective Time:

(a)	by the Corporation for any reason on written notice to AcquisitionCo and Keel Infrastructure US;

(b)	by mutual written agreement of the Parties; or

(c)	by any Party if the Meeting is duly convened and held and the Arrangement Resolution is voted on by Shareholders and not approved by Shareholders as required by the Interim Order.

ARTICLE 4

GENERAL

Section 4.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(c)	modify any conditions contained in this Agreement.

Section 4.2 Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the Parties at the following addresses or sent by email at the following addresses or at such other addresses as shall be specified by the Parties by like notice:

(a)	if to the Corporation:

110 Yonge Street, Suite 1601

Toronto, Ontario, M5C 1T4

Attention: Ben Gagnon

E-mail: bgagnon@bitfarms.com

(b)	if to Keel Infrastructure US:

110 Yonge Street, Suite 1601

Toronto, Ontario, M5C 1T4

Attention: Ben Gagnon

E-mail: bgagnon@bitfarms.com

(c)	if to AcquisitionCo:

110 Yonge Street, Suite 1601

Toronto, Ontario, M5C 1T4

Attention: Ben Gagnon

E-mail: bgagnon@bitfarms.com

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by email, the date of successful transmission thereof (unless transmission is received after business hours, in which case the date of receipt shall be deemed to be the next Business Day in the place of receipt).

Section 4.3 Time of the Essence

Time is of the essence in this Agreement.

Section 4.4 Third Party Beneficiaries

The Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person, other than the Parties, and no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement (including all express or implied terms) in any action, suit, proceeding hearing or other forum.

Section 4.5 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 4.6 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.

Section 4.7 Successors and Assigns

This Agreement becomes effective only when executed by the Corporation, Keel Infrastructure US and AcquisitionCo. After that time, it will be binding upon and enure to the benefit of the Corporation, Keel Infrastructure US, AcquisitionCo, and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.

Section 4.8 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 4.9 Release

Subject to the OBCA, no director, officer or employee of the Parties shall have any personal liability for anything done or purported to be done in connection with the transaction contemplated by this Agreement. Each of the Parties to this Agreement receives and holds the benefit of this release, to the extent that it relates to its directors, officers or employees, as agents for them.

Section 4.10 Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 4.11 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile, PDF or other electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar form of executed electronic copy of this Agreement, and such facsimile or similar form of executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

BITFARMS LTD.

(signed) “Rachel Silverstein”
Name:	Rachel Silverstein
Title:	General Counsel, Global

KEEL INFRASTRUCTURE CORP.

(signed) “Rachel Silverstein”
Name:	Rachel Silverstein
Title:	Director & General Counsel

1576430 B.C. UNLIMITED LIABILITY COMPANY

(signed) “Rachel Silverstein”
Name:	Rachel Silverstein
Title:	Director

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

See attached.

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“AcquisitionCo” means 1576430 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of the province of British Columbia and, as at the time that is immediately before the Effective Time, a wholly-owned subsidiary of Keel Infrastructure US.

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement, or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement dated as of February 6, 2026 between AcquisitionCo, Keel Infrastructure US and the Corporation (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting by Shareholders.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York.

“Consideration” means one (1) share of Keel Infrastructure US Common Stock per Corporation Share.

“Consideration Shares” means the shares of Keel Infrastructure US Common Stock issued as Consideration.

“Corporation” means Bitfarms Ltd., a corporation existing under the laws of the Province of Ontario.

“Corporation Circular” means the management information circular relating to the Meeting, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time.

“Corporation Equity Plans” means the Corporation’s 2021 Long-term Incentive Plan, as amended on March 3, 2022, January 15, 2024 and April 16, 2024, the Corporation’s 2025 Long-term Incentive Plan and Stronghold’s Omnibus Incentive Plan, as amended on January 18, 2023, June 18, 2024 and March 14, 2025.

“Corporation Rights Plan” means the shareholder rights plan dated as of July 24, 2024, between the Corporation and TSX Trust Company.

“Corporation Shares” means the common shares in the capital of the Corporation. “Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means TSX Trust Company or such other Person as the Corporation may appoint to act as depositary in relation to the Arrangement, with the approval of AcquisitionCo and Keel Infrastructure US, each acting reasonably.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Corporation Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“Effective Date” means the date upon which the Arrangement becomes effective as specified in the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Eastern Daylight Time) on the Effective Date, or such other time as Corporation, Keel Infrastructure US, and AcquisitionCo agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA, after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption (as such term is defined in the Arrangement Agreement) from the registration requirements of the U.S. Securities Act with respect to the issuance of Consideration Shares and Replacement Incentive Units issued pursuant to the Arrangement, approving the Arrangement, after hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Incentive Unitholders” means the holders of Incentive Units.

“Incentive Units” means the vested and unvested incentive share purchase options, stock options, restricted share units, restricted stock units, deferred share units and performance share units, in each case, granted under the Corporation Equity Plans.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, after the Court having been informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption (as such term is defined in the Arrangement Agreement) from the registration requirements of the U.S. Securities Act with respect to the issuance of Consideration Shares and Replacement Incentive Units issued pursuant to the Arrangement.

“Keel Infrastructure US” means Keel Infrastructure Corp., a corporation formed under the laws of the State of Delaware and, as of the time that is immediately before the Effective Time, a wholly-owned subsidiary of the Trust.

“Keel Infrastructure US Common Stock” means the common stock, par value U.S.$0.001 per share, of Keel Infrastructure US.

“Law” means, with respect to any Person, any applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal delivered by the Corporation to all Shareholders, together with the Corporation Circular.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Corporation Circular.

“OBCA” means the Business Corporations Act (Ontario).

“Parties” means the Corporation, Keel Infrastructure US and AcquisitionCo, and “Party” means each of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, subject to any amendments or variations made in accordance with the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Replacement Incentive Unit” means, as applicable, a vested or unvested incentive share purchase option, stock option, deferred share unit, restricted share unit, restricted stock unit or performance share unit, in each case, granted in respect of Keel Infrastructure US Common Stock in replacement of an Incentive Unit on the basis set forth herein.

“Securityholders” means the Shareholders and the Incentive Unitholders.

“Shareholders” means the registered and/or the beneficial holders of the Corporation Shares, as the context requires.

“Trust” means Bitfarms 2026 Reorganization Trust, a trust organized under the laws of the Province of Ontario.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. Except where otherwise specified, all sums of money which are referred to in this Agreement are expressed in U.S. dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time in Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will become effective and be binding on the Corporation, Keel Infrastructure US, AcquisitionCo, all Securityholders, including Dissenting Holders, the register and transfer agent of the Corporation, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	the Corporation Rights Plan shall terminate and cease to have any force or effect, and all rights issued pursuant to the Corporation Rights Plan shall be cancelled without any payment therefor;

(b)	each of the Corporation Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall, without any further act or formality on the part of the Corporation or such Dissenting Holders, be deemed to have been transferred to the Corporation (free and clear of all Liens) and thereupon cancelled in consideration for a debt claim against the Corporation for the amount determined under Article 3, and:

(i)	such Dissenting Holders shall cease to be the holders of such Corporation Shares and to have any rights as holders of such Corporation Shares, other than the right to be paid fair value by the Corporation for such Corporation Shares, as set out in Section 3.1; and

(ii)	such Dissenting Holders’ names shall be removed as the holders of such Corporation Shares from the securities register of the Corporation;

(c)	each of the following steps shall occur simultaneously:

(i)	(A) each Corporation Share outstanding immediately prior to the Effective Time, other than Corporation Shares cancelled under (b) above, shall, without any further action by or on behalf of a holder of Corporation Shares, be assigned and transferred by the holder thereof to AcquisitionCo in exchange for the Consideration; (B) the holders of such Corporation Shares shall cease to be the holders of such Corporation Shares and to have any rights as holders of such Corporation Shares other than the right to be paid the Consideration Shares in accordance with this Plan of Arrangement; (C) such holders’ names shall be removed from the securities register of the Corporation; and (D) AcquisitionCo shall be deemed to be, the transferee of such Corporation Shares (free and clear of all Liens) and shall be entered in the securities register of the Corporation as the legal and beneficial holder of all such Corporation Shares (free and clear of all Liens);

(ii)	Keel Infrastructure US will issue the Consideration to the holders of Corporation Shares referred to in Section 2.3(c)(i) in respect of each Corporation Share that is assigned and transferred to AcquisitionCo pursuant to Section 2.3(c)(i) and such holders’ names shall be added to the stock ledger of Keel Infrastructure US; and

(iii)	in consideration for the issuance of the Consideration by Keel Infrastructure US described in Section 2.3(c)(ii), AcquisitionCo will issue to Keel Infrastructure US one common share of AcquisitionCo in respect of each share of Keel Infrastructure US Common Stock that Keel Infrastructure US issues pursuant to Section 2.3(c)(ii);

(d)	all Keel Infrastructure US Common Stock held by the Trust shall be redeemed and cancelled by Keel Infrastructure US without any further act or formality on the part of Keel Infrastructure US in consideration for C$3.50 in cash; and

(e)	each outstanding Incentive Unit shall be exchanged for a Replacement Incentive Unit, with the terms and conditions of such Replacement Incentive Unit being substantially similar to such Incentive Unit for which it was exchanged (other than the currency of the exercise price, which shall be denominated in U.S. dollars and converted, as necessary, into U.S. dollars using the rate of exchange quoted by the Bank of Canada for the immediately preceding Business Day prior to the Effective Date), provided that, in respect of each Incentive Unit governed by section 7 of the Income Tax Act (Canada) or Section 409A of the U.S. Internal Revenue Code, as applicable, the exercise price of such Incentive Unit shall be increased by such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Income Tax Act (Canada) or U.S. Treasury Regulations Section 1.409A-1(b)(5)(v)(D), as applicable.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

(a)	Shareholders may exercise dissent rights with respect to the Corporation Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set out under Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1; provided, however, that, notwithstanding subsection 185(6) of the OBCA, written objection to the Arrangement Resolution contemplated by subsection 185(6) of the OBCA must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who:

(i)	ultimately are entitled to be paid fair value for the Corporation Shares held by them in respect of which Dissent Rights have been validly exercised, shall be deemed to have had the Corporation Shares held by them and in respect of which Dissent Rights have been validly exercised transferred to the Corporation and thereupon cancelled, as provided in Section 2.3(b), and they: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(b)); (ii) will be entitled to be paid the fair value of such Corporation Shares by the Corporation, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Corporation Shares; and

(ii)	ultimately are not entitled, for any reason, to be paid fair value for the Corporation Shares held by them in respect of which Dissent Rights have been validly exercised, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Corporation Shares.

3.2	Recognition of Dissenting Holders

(a)	In no circumstances shall the Corporation, Keel Infrastructure US or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Corporation Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Corporation, Keel Infrastructure US or any other Person be required to recognize Dissenting Holders as holders of Corporation Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(b), and the names of such Dissenting Holders shall be removed from the registers of holders of the Corporation Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(b) occurs. In addition to any other restrictions under section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Incentive Unitholders (in their capacity as such); (ii) Shareholders who vote or have instructed a proxyholder to vote Corporation Shares in favour of the Arrangement Resolution; and (iii) any other Person who is not a registered holder of Corporation Shares.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	Prior to the Effective Time, such number of shares of Keel Infrastructure US Common Stock as is required pursuant to Section 2.3(c) shall be deposited with the Depositary for the benefit of Shareholders.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Corporation Shares that were transferred pursuant to Section 2.3(c), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder surrendering such certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement for such Corporation Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Corporation Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Corporation Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any former holder of Corporation Shares of any kind or nature against or in the Corporation, Keel Infrastructure US or AcquisitionCo. On such date, all Keel Infrastructure US Common Stock to which such former holder was entitled shall be deemed to have been surrendered to Keel Infrastructure US for cancellation.

(d)	Any right or claim to consideration hereunder that remains outstanding on the day that is three years less one day from the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Corporation Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to AcquisitionCo for no consideration.

(e)	No holder or former holder of Corporation Shares shall be entitled to receive any consideration with respect to such Corporation Shares other than any Keel Infrastructure US Common Stock to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Corporation Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, Keel Infrastructure US or the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration in accordance with such holder’s Letter of Transmittal. When authorizing such Consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Corporation, Keel Infrastructure US, AcquisitionCo, and the Depositary (each acting reasonably) in such sum as the Corporation, Keel Infrastructure US or AcquisitionCo may direct (acting reasonably), or otherwise indemnify the Corporation, Keel Infrastructure US and AcquisitionCo in a manner satisfactory to the Corporation, Keel Infrastructure US and AcquisitionCo, acting reasonably, against any claim that may be made against the Corporation, Keel Infrastructure US and AcquisitionCo, with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Corporation, Keel Infrastructure US, AcquisitionCo and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Corporation, Keel Infrastructure US, AcquisitionCo, or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment under this Plan of Arrangement, the Corporation, Keel Infrastructure US, AcquisitionCo, or the Depositary, as applicable, may sell or otherwise dispose of any portion of the Keel Infrastructure US Common Stock deliverable to such holder as is necessary to provide sufficient funds to enable the Corporation, Keel Infrastructure US, AcquisitionCo, or the Depositary, as applicable, to comply with such deduction and/or withholding requirements.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Corporation Shares and Incentive Units issued or outstanding prior to the Effective Time, (b) the rights and obligations of Securityholders, the Corporation, Keel Infrastructure US, AcquisitionCo, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Corporation Shares or Incentive Units shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)	The Corporation, Keel Infrastructure US and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be agreed to in writing by each of the Corporation, Keel Infrastructure US, and AcquisitionCo, and set out in writing, and filed with the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Corporation, Keel Infrastructure US and AcquisitionCo, may be made prior to the Effective Time by the Corporation without the approval of the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to give effect to the implementation of this Plan of Arrangement.

(c)	Subject to Section 5.1(b), any amendment, modification or supplement to this Plan of Arrangement may, if agreed to by the Corporation, Keel Infrastructure US and AcquisitionCo, be proposed by the Corporation at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Shareholders voting at the Meeting (other than as required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(d)	Subject to Section 5.1(b), the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of AcquisitionCo, Keel Infrastructure US and the Court, and, if and as required by the Court, after communication to Shareholders.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Corporation, Keel Infrastructure US and AcquisitionCo, shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

ARTICLE 7

U.S. SECURITIES LAW MATTERS

7.1	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Consideration Shares and Replacement Incentive Units to be issued to Securityholders in exchange for their Corporation Shares and Incentive Units pursuant to this Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof and exemptions from applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

See attached.

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Bitfarms Ltd. (“Bitfarms”) pursuant to the arrangement agreement made as of February 6, 2026, between Bitfarms, Keel Infrastructure Corp. and 1576430 B.C. Unlimited Liability Company, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as the Arrangement may be amended, modified or supplemented in accordance with the Arrangement Agreement and the Plan of Arrangement (as defined below), as more particularly described and set forth in the accompanying management information circular (the “Circular”) of Bitfarms in connection with the Arrangement (as it may be amended, supplemented or otherwise modified from time to time), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of Bitfarms (as it has been or may be amended, modified or supplemented in accordance with its terms and with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

3.	The: (i) Arrangement Agreement and related transactions, (ii) actions of the directors of Bitfarms in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of Bitfarms in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	Bitfarms be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they have been or may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Bitfarms or that the Arrangement has been approved by the Court, the directors of Bitfarms are hereby authorized and empowered to, without notice to or approval of the shareholders of Bitfarms (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of Bitfarms is hereby authorized and directed for and on behalf of Bitfarms to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B - 1